IVY DISTRIBUTORS, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

(In thousands)

Total stockholder's equity per balance sheet	$	37,012
Additions to capital – deferred tax adjustment		795
Additions to capital – secured capital leases		2
Total stockholder's equity for computation of net capital		37,809
Nonallowable assets:		
Receivables from affiliates		1,012
Fixed assets		3,360
Other assets		6,294
Total nonallowable assets		10,666
Haircuts on securities		1,455
Net capital		25,688
Computation of basic net capital requirement Rule 15c3-1		
Net capital requirement (the greater of $6^{2/3}$% of aggregate indebtedness or $25)		1,336
Excess of net capital over minimum net capital requirement	$	24,352
Aggregate indebtedness	$	20,036
Ratio aggregate indebtedness to net capital		0.8

There were no material differences between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2018, FOCUS Part IIA filed on January 25, 2019.

See accompanying report of independent registered public accounting firm.